                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:       3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   10  )*
                                           ------


                              AST RESEARCH, INC.
         -------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   001907104
                   -----------------------------------------
                                (CUSIP Number)


                            Thomas D. Magill, Esq.
                            Gibson, Dunn & Crutcher
                                 4 Park Plaza
                               Irvine, CA 92714
                                (714) 451-3855
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 21, 1995
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-(1)a for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 001907104                                     PAGE 2 OF     PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (a) Samsung Electronics Co., Ltd.
      (b) Samsung Electronics America, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a) Korea
      (b) New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,290,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,290,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,290,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 10 amends and supplements the Schedule 13D dated March 6, 1995, as amended (the "Schedule 13D") of Samsung Electronics Co., Ltd., a Korean corporation and its subsidiary Samsung Electronics America, Inc., a New York corporation (collectively, "Samsung"), with respect to the Common Stock, $.01 par value, of AST Research, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     On December 21, 1995, Samsung and the Company entered into an Additional Support Agreement pursuant to which Samsung has agreed to provide certain additional support to the Company. The arrangements include execution by Samsung of a guaranty of a bank credit line of up to $200 million and an increase in the Company's vendor line with Samsung to up to $100 million through November 30, 1997. In consideration of such additional support, the Company has granted to Samsung an option (the "Option") to purchase an additional 4,400,000 shares of Common Stock for $.01 per share. The Option is exercisable at any time after June 30, 1996 until June 30, 2001.

     Samsung and AST also entered into Amendment No. 1 to Stockholder Agreement (the "Amendment") in order to modify certain restrictions on Samsung's acquisition, disposition and voting of the Common Stock contained in the Stockholder Agreement dated as of July 31, 1995 between the parties. The primary effect of the Amendment is to permit Samsung to vote its shares of Common Stock for as many director nominees as it shall determine, subject to the requirement that there be at least 3 independent directors. Accordingly, as a result of Samsung's Common Stock ownership, it will be in a position to designate and elect a majority of the Board of Directors.

     Copies of the Additional Support Agreement and the Amendment are filed herewith as Exhibits 19 and 20, respectively, and are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Samsung currently owns 17,890,000 shares of Common Stock, representing approximately 40% of the outstanding shares. Based on the number of outstanding shares of Common Stock as of November 1, 1995, the 4,400,000 shares subject to the Option described in Item 4 above, when added to Samsung's current ownership, results in Samsung's beneficial ownership of 22,290,000 shares, or 45.4%.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
     -----------

       19  Additional Support Agreement dated December 21, 1995

       20  Amendment No. 1 to Stockholder Agreement dated December 21, 1995

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1995

                              SAMSUNG ELECTRONICS CO., LTD.

                              /s/ Heon H. Chung
                              ------------------------------------------------
                              Name:  Heon H. Chung
                              Title:  Executive Director

                              SAMSUNG ELECTRONICS AMERICA, INC.

                              /s/ Bo-Soon Song
                              -----------------------------------------------
                              Name:  Bo-Soon Song
                              Title:   Executive Director

                                 EXHIBIT INDEX

Exhibit No.                   Description
-----------                   -----------

  19            Additional Support Agreement dated December 21, 1995

  20            Amendment No. 1 to Stockholder Agreement dated December 21, 1995

                                       3